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03022600

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Int'l PBX Ventures Ltd

*CURRENT ADDRESS


PROCESSED
JUN 19 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2635 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/9/03

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the shareholders of **International PBX Ventures Ltd.** ("the Company") will be held on June 26, 2003 at Suite 602, 570 Granville Street, Vancouver, British Columbia, Canada, at the hour of 2:00 p.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements for the fiscal year ended December 31, 2002;

2. To elect directors for the ensuing year;

3. To re-appoint Manning Elliot, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;

4. To consider, and if thought fit, approve an ordinary resolution to adopt the International PBX Ventures Ltd. 2003 Incentive Stock Option Plan; and

5. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended December 31, 2002. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with CIBC Mellon Trust Company within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory. The completed Instrument of Proxy must be deposited at the office of CIBC Mellon Trust Company at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Vancouver, British Columbia this 14th day of May, 2003.

BY ORDER OF THE BOARD

Verna Wilson
Director

ARS 12-31-02

INTERNATIONAL PBX VENTURES LTD.

INFORMATION CIRCULAR

(all information as at May 14, 2003 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of International PBX Ventures Ltd. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on June 26, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.** A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to CIBC Mellon Trust Company, at Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 602, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 24,160,006 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. **The Company has no other classes of voting securities.**

Any shareholder of record at the close of business on May 14, 2003 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company other than:

Name of Shareholder	Number of Shares held	Percentage of Issued and Outstanding
CDS, Inc.	13,717,994	56.78%
Gary Medford	3,529,000	14.61%

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2002 and the auditor's report thereon and accompanying this Information Circular will be placed before the meeting for consideration by the members.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2002, the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, Terence Walker. His position within the Company is set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen-sation
Terence Walker President	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	$19,050 $11,460 $32,900	400,000 Nil 175,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation. The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Company's most recently completed fiscal year.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the Company granted 400,000 incentive stock options to the Named Executive Officer. No SARs (stock appreciation rights) were granted by the Company during the fiscal year.

Name	Securities Under Options / SARs Granted (#)	% of Total Options / SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options / SARs on the Date of Grant ($/Security)	Expiration Date
Terence Walker	400,000 / Nil	Nil	$0.10	$0.08 / option	09/11/04

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

There were no incentive stock options nor stock appreciation rights exercised by the Named Executive Officer during the most recently completed fiscal year. 175,000 incentive stock options that were granted to the Named Executive Officer in 2000 expired on May 16, 2002.

4

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) [1]	Unexercised Options at Fiscal Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable [2]
Terence Walker	Nil	Nil	400,000/ 175,000	Nil / Nil

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares, on the date of exercise.

(2) In-the-money options are those where the market value of the underlying securities as at the recent fiscal year end exceeds the option exercise price. As at December 31, 2002, the closing market price of the Company's shares was $0.10.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officer. There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above. No cash compensation was paid to any other director of the Company for the director's services as a director during the fiscal year ended December 31, 2002.

In addition, during the fiscal year ended December 31, 2002, the Company paid $15,000 for administrative services to Romanoff Ventures Ltd., a company wholly owned by Verna Wilson, a director of the Company.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. During the most recently completed financial year, the Company granted a total of 1,500,000 incentive stock options to the directors of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Company Act* (British Columbia) ("Company Act").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Occupation[1], Present Position(s) with the Company[2] and Resident Country	Date(s) Served as a Director	Common Shares Held
Terence Walker[3], Geologist *President and Director* Chile	Since October 17, 1995	283,000
Verna Wilson[3], Business Executive *Director* Canada	Since June 29, 1991	707,166
Gary Medford[3], Geologist *Director* Canada	Since May 1, 1997	3,529,000

(1) Unless otherwise stated above, any nominee named above not elected at the last annual general meeting has held the principal occupation or employment indicated for at least five years.
(2) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(3) Members of the Company's Audit Committee.

Advance Notice of the Meeting inviting nominations for election as directors, as required by section 111 of the Company Act, was published in The Vancouver Sun, a Vancouver, British Columbia newspaper, on April 28, 2003.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Manning Elliot, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on August 19, 1987.

SPECIAL BUSINESS

Incentive Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange Inc. (the "Exchange"), the directors of the Company have adopted the International PBX Ventures Ltd. 2003 Stock Option Plan (the "Plan"), subject to shareholder and Exchange approval. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a "rolling" stock option plan.

A copy of the Plan will be available at the Meeting for review by the shareholders at the Meeting.

Particulars of the Plan

The following is a summary of the principal terms of the Plan.

The Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management company employees. For the purposes of the Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in Exchange Policy 4.4. In addition, the term "director" is defined in Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan. Initially, the Administrator will be the Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

(b) options may be exercisable for a maximum of five years from the date of grant;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting Investor Relations Activities (as defined in Exchange Policy 1.1), in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in Investor Relations Activities must expire within 30 days after the option holder ceases to be employed by the Company to provide Investor Relations Activities; and

(h) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing Investor Relations Activities, which will vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

In addition, under the Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the *Company Act* (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date will typically be the closing trading price of the Company's common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

Shareholder Approval

In order to exercise stock options granted under the Plan, the Plan must first be accepted by the Exchange. In order to obtain Exchange acceptance, the Exchange requires that "rolling" stock option plans receive shareholder approval at a company's annual general meeting.

For these reasons and also to ensure that the Plan is acceptable to the Company's shareholders, the directors of the Company will ask the shareholders to approve the Plan at the Meeting.

Accordingly, the shareholders will be asked to consider and, if thought fit, pass the following resolution.

"Resolved that, subject to TSX Venture Exchange Inc. (the "Exchange") approval:

1. the Company adopt the International PBX Ventures Ltd. 2003 Stock Option Plan (the "Plan"), including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company;

2. the Company be and is hereby authorized to grant stock options under the Plan, in accordance with its terms;

3. the Company be and is hereby authorized to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the Exchange to obtain Exchange acceptance of the Plan; and

4. authority be and is hereby granted to the Board of Directors of the Company to make such amendments to the Plan as are required by the Exchange to obtain Exchange acceptance of the Plan.

OTHER BUSINESS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matter properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

ON BEHALF OF THE BOARD

Verna Wilson
Director



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
International PBX Ventures Ltd.	December 31, 2002	03/03/27

ISSUER'S ADDRESS

608-475 Howe Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 2B3	604-681-0568	604-681-7748

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Ms. Verna Wilson	Director	604-681-7748

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ipbxvent@axionet.com	http://www.internationalpbx.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Verna Wilson"	Verna Wilson	03/03/28

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Gary Medford"	Gary Medford	03/03/28

FIN 51-901f Rev. 2000/12/19

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2002 AND 2001



MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
International PBX Ventures Ltd.

We have audited the consolidated balance sheets of International PBX Ventures Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, B.C.

March 18, 2003

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2002 AND 2001

	2002 $	2001 $
ASSETS		
CURRENT ASSETS		
Cash	79,200	1,091
Marketable securities	10,000	–
Other current assets	967	2,452
	90,167	3,543
PROPERTY AND EQUIPMENT [Note 3]	7,696	1,839
MINERAL INTERESTS [Note 4]	1,824,257	1,703,627
	1,922,120	1,709,009
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accruals [Note 6]	52,412	18,553
Director's loans [Note 6]	126,550	21,250
Amount owing to a former director [Note 6]	95,855	95,855
	274,817	135,658
SHAREHOLDERS' EQUITY		
CAPITAL STOCK [Note 5]	6,579,308	6,424,108
DEFICIT	(4,932,005)	(4,850,757)
	1,647,303	1,573,351
	1,922,120	1,709,009

(See accompanying notes to the financial statements)

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS (Note 1)

Approved on behalf of the Board: *"Gary Medford"* Gary Medford, Director — *"Verna Wilson"* Verna Wilson, Director

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002 $	2001 $
ADMINISTRATIVE EXPENSES		
Administration fee	15,000	22,500
Amortization	1,004	450
Bank charges	892	359
General exploration	2,625	–
Investor relations	32,833	31,565
Office, telephone, rent and secretarial	15,472	16,947
Professional fees	11,270	10,140
Transfer agent and regulatory	9,037	9,812
Travel, promotion and mining shows	3,768	649
Less interest income	(69)	(218)
Less gain on expropriation of mineral claims	(10,584)	–
NET LOSS FOR THE YEAR	(81,248)	(92,204)
DEFICIT - BEGINNING OF YEAR	(4,850,757)	(4,758,553)
DEFICIT - END OF YEAR	(4,932,005)	(4,850,757)
	$	$
Loss Per Share (weighted average basis)	(0.01)	(0.01)

(See accompanying notes to the financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002 $	2001 $
OPERATING ACTIVITIES		
Net loss for the year	(81,248)	(92,204)
Less item not affecting cash		
Amortization	1,004	450
	(80,244)	(91,754)
Change in non-cash components of working capital	35,344	(42,371)
CASH TO OPERATING ACTIVITIES	(44,900)	(134,125)
FINANCING ACTIVITIES		
Proceeds from (repayment of) director's loans	105,300	(64,880)
Capital stock issued	155,200	250,000
	260,500	185,120
INVESTING ACTIVITIES		
Acquisition of and expenditures upon mineral interests	(130,630)	(60,087)
Acquisition of property and equipment	(6,861)	B
	(137,491)	(60,087)
INCREASE (DECREASE) IN CASH	78,109	(9,092)
CASH - BEGINNING OF YEAR	1,091	10,183
CASH - END OF YEAR	79,200	1,091
NON-CASH FINANCING ACTIVITIES	–	B
SUPPLEMENTAL DISCLOSURES		
Interest paid	–	B
Income tax paid	–	B

(See accompanying notes to the financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile and Canada. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments, if any, which may be appropriate should the Company be unable to continue as a going concern entity.

The Company intends to remain viable through receiving proceeds from private placements of its shares and option proceeds from its mineral concessions in the form of cash, shares and exploration commitments. Subsequent to December 31, 2002 the Company received $600,000 pursuant to a private placement.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Amortization

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

[c] Mineral claims and deferred exploration costs

The Canadian Institute of Chartered Accountants has released Accounting Guideline 11 B Enterprises in the Development Stage ("AcG11").

Pursuant to AcG11 an impairment may occur in the carrying value of mineral interests when one of the following conditions exists:

[i] the enterprise's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;

[ii] exploration results are not promising and no more work is being planned in the foreseeable future; or

[iii] remaining lease terms are insufficient to conduct necessary studies or exploration work.

Once an impairment has been determined then a portion of the carrying value will be written down to net realizable value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[c] Mineral claims and deferred exploration costs (continued)

On January 1, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage (AAcG-11@) issued by the Canadian Institute of Chartered Accountants. Under AcG-11, exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations otherwise they are recorded as an expense in the period in which they are incurred. Acquisition costs for mineral properties are deferred until it is determined that these costs will not be recovered from future operations, at which point these costs are written off.

[d] Share issue costs

Commissions and expenses associated with issuing shares are offset against the related share offering as incurred. Finder's fees are expensed as incurred.

[e] Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, capital assets and goodwill, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

[f] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, accounts receivable, marketable securities, accounts payable and director's loan. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

[g] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the year.

3. PROPERTY AND EQUIPMENT

	Cost $	Accumulated Amortization $	2002 Net Book Value $	2001 Net Book Value $
Furniture and office equipment	12,316	4,620	7,696	1,839

4. MINERAL INTERESTS

	Acquisition and Staking $	Exploration $	Total 2002 $	Total 2001 $
Chile				
Tierra de Oro [a]	331,488	1,323,524	1,655,012	1,693,298
San Pedro [b]	7,356	7,858	15,214	10,329
Tabaco [d]	48,979	44,243	93,222	–
Zulema-Batatzo [e]	12,583	2,372	14,955	–
Sierra Pintada [f]	5,133	10,722	15,855	–
	405,539	1,388,719	1,794,258	1,703,627
Canada				
Quebec [c]	30,000	–	30,000	–
	435,539	1,388,719	1,824,258	1,703,627

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile.

[i] Aldershot Option

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. ("Aldershot") (A TSX Venture Exchange company) selling 70% of the Company's interest in 5 of the 20 concessions. Aldershot was granted the sole and exclusive right and irrevocable option to acquire up to a 70% interest in and to the 5 concessions, in consideration of US$285,000 cash of which US$5,000 was received in 2000; the issuance of up to 400,000 shares of Aldershot (100,000 shares received); and payment of expenditures necessary for the development of the concessions up to US$1,180,000.

The MOU was amended in 2001 to include a further payment of US$10,000. A further amendment was made on February 22, 2002. In order to bring the Option into good standing, Aldershot shall pay US$5,500 (paid February 25, 2002) to the Company to pay the necessary government fees for the concessions and Aldershot agrees to pay all necessary government fees relating to the concessions on December 31, 2002 and each anniversary thereafter as they become due.

No formal agreement has been entered into as of December 31, 2002 but the MOU has been extended to December 31, 2003.

[ii] Farrell Option

In June 2002, the Company entered into a joint venture agreement with Farrell Financial Ltd. ("Farrell") whereby Farrell would have the option to acquire up to 80% undivided interest in eight of the remaining concessions. The Company will retain a 20% carried interest and receive US$100,000 in cash payments and 400,000 common shares of a publicly trading company that acquires an interest in the project. Furthermore, US$3,000,000 is committed to exploration expenditures on the property over three years.

As at December 31, 2002, US$20,000 has been received from Farrell. No shares have been issued to the Company.

4. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile (continued)

	Accumulated to December 31, 2001 $	Expenditures during the year $	Accumulated to December 31, 2002 $
Capitalized Exploration Expenditures			
Assays	112,116	(644)	111,472
Automotive	59,531	–	59,531
Camp and exploration supplies	23,370	–	23,370
Drilling	224,832	–	224,832
Equipment rental	24,348	–	24,348
Geophysical, geological and geochemical	330,954	–	330,954
Mapping	17,730	493	18,223
Office, rent, telephone and professional fees	122,039	3,206	125,245
Personnel	57,717	–	57,717
Project management	250,209	2,850	253,059
Report writing	22,865	–	22,865
Travel	71,908	–	71,908
	1,317,619	5,905	1,323,524
Acquisition, staking and lease costs	383,679	12,640	396,319
Less: Option payments received	(8,000)	(56,831)	(64,831)
	1,693,298	(38,286)	1,655,012

[b] San Pedro, Chile

The Company staked 1,000 hectares of exploration concessions in Northern Chile.

	Accumulated to December 31, 2001 $	Expenditures during the year $	Accumulated to December 31, 2002 $
Capitalized Exploration Expenditures			
Assays	1,449	450	1,899
Automotive	897	–	897
Office	811	2,329	3,140
Project management	–	300	300
Travel	1,622	–	1,622
	4,779	3,079	7,858
Staking costs	5,550	1,806	7,356
	10,329	4,885	15,214

4. MINERAL INTERESTS (continued)

[c] Quebec, Canada

The Company purchased a 100% interest in 50 claims located in Quebec for $30,000 cash. The Company agreed to provide a 2% net profit interest to the vendors.

[d] Tabaco, Chile

The Company has entered into an agreement to acquire a 100% interest in the Tobaco prospect for US$2,100,000 payable as follows:

	US $	
On signing of the agreement	10,000	(paid)
On October 15, 2002	15,000	(paid)
On January 15, 2003	25,000	(paid)
On July 15, 2003	25,000	
On January 15, 2004	25,000	
On July 15, 2004	500,000	
On July 15, 2005	750,000	
On July 15, 2006	750,000	
	2,100,000	

The Company is also committed to use its best efforts to spend US$500,000 in exploration and development work on the property by July 15, 2003, and US$1,000,000 in total by July 15, 2004.

	Accumulated to December 31, 2001 $	Expenditures during the year $	Accumulated to December 31, 2002 $
Capitalized Exploration Expenditures			
Geophysical, geological and geochemical	–	32,131	32,131
Office	–	3,198	3,198
Project management	–	6,150	6,150
Travel	–	2,764	2,764
	–	44,243	44,243
Acquisition costs	–	48,979	48,979
	–	93,222	93,222

4. MINERAL INTERESTS (continued)

[e] Zulema-Batatazo Prospect, Chile

The Company signed a Letter of Intent ("LOI") to acquire a 100% interest in certain mining concessions located in the Copayapu Mining District, Sierra Pinffio, Province of Copiago, Chile. On February 14, 2003 the Company signed a formal agreement. Consideration is as follows:

	Cumulative Work Commitment US $	# of Shares	US $
On signing of LOI			20,000 (paid)
On signing of a formal agreement		100,000	20,000 (paid)
February 14, 2004	100,000	100,000	60,000
February 14, 2005	250,000	100,000	200,000
February 14, 2006	400,000	100,000	300,000
February 14, 2007			1,400,000
	750,000	400,000	2,000,000

The Company will apply for 500,000 performance shares to be awarded to the vendors in the event an economic feasibility study is completed.

The property is subject to a 1% net smelter return royalty capped at $2,500,000.

On December 20, 2002, the Company entered into an agreement with Pathfinder Resources Ltd. ("Pathfinder") whereby Pathfinder may acquire a 70% interest in the Company's interest in the property. Consideration is US$50,000 (paid), 100,000 common shares of Pathfinder (received subsequently) and US$100,000 in exploration expenditures on the property.

	Accumulated to December 31, 2001 $	Expenditures during the year $	Accumulated to December 31, 2002 $
Capitalized Exploration Expenditures			
Geophysical, geological and geochemical	–	1,664	1,664
Office	–	333	333
Project management	–	375	375
	–	2,372	2,372
Acquisition costs	–	31,963	31,963
Less: Option payments received	–	(19,380)	(19,380)
	–	14,955	14,955

4. MINERAL INTERESTS (continued)

[f] *Sierra Pintada, Chile*

The Company staked fourteen exploration claims covering 3,300 hectares.

	Accumulated to December 31, 2001 $	Expenditures during the year $	Accumulated to December 31, 2002 $
Capitalized Exploration Expenditures			
Assays	–	1,253	1,253
Geophysical, geological and geochemical	–	300	300
Office	–	2,869	2,869
Project management	–	6,300	6,300
	–	10,722	10,722
Staking costs and taxes	–	5,133	5,133
	–	15,855	15,855

5. CAPITAL STOCK

Authorized:

100,000,000	Common shares without par value
100,000,000	Class A preference shares, $1 par value
100,000,000	Class B preference shares, $5 par value

	Shares #	Value $
Issued as at December 31, 2000	14,873,406	6,174,108
Issued for cash pursuant to a private placement	2,500,000	250,000
Issued as at December 31, 2001	17,373,406	6,424,108
Issued for cash pursuant to:		
Warrants exercised	40,000	5,200
Private placement	1,500,000	150,000
Issued as at December 31, 2002	18,913,406	6,579,308

[a] 1,740,000 shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share expiring September 11, 2004. Subsequent to December 31, 2002 a total of 40,000 options have been exercised for proceeds of $4,000.

[b] 2,460,000 shares are reserved for the exercise of warrants at an exercise price of $0.15 per share expiring October 10, 2003. Subsequent to December 31, 2002 a total of 50,000 warrants have been exercised at $0.15 per share for proceeds of $7,500.

1,500,000 shares are reserved for the exercise of warrants at an exercise price of $0.10 to September 11, 2003 and $0.125 to September 11, 2004.

6. RELATED PARTY TRANSACTIONS/BALANCES

The following amounts were recorded at their exchange amount:

$15,000 (2001 - $22,500) was paid to a Company controlled by a director, for administrative services and $Nil (2001 - $19,800) was paid to a director for management services.

The following amounts were paid to the President of the Company and recorded at their exchange amounts:

[a] Property management - $19,050 (2001 - $11,460)

[b] Office and administration - $4,050 (2001 - $Nil)

[c] Geological and geophysical expenditures - $3,000 (2001 - $Nil)

Included in accounts payable is $18,835 (2001 - $4,168) owing to related parties for unpaid fees.

A director has loaned $126,550 (2001 - $20,660) on an unsecured, non-interest bearing basis without fixed terms of repayment.

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

7. LOSSES AND DEDUCTIONS FOR TAX PURPOSES

The Company has Canadian income tax losses of approximately $1,457,000 which are available to reduce taxable income of future years. The losses expire as follows:

	$		$
2003	270,000	2007	114,000
2004	466,000	2008	92,000
2005	284,000	2009	87,000
2006	144,000		

The Company has Canadian and foreign exploration and development expenditures available to reduce taxable income of future years. These expenditures, totalling some $2,051,000 can be claimed at rates varying from 10% to 100% and have no expiry dates.

The potential benefits of income tax losses and timing differences arising from exploration and development expenditures will be recognized in the accounts when realized.

8. SUBSEQUENT EVENTS

Subsequent to December 31, 2002, the Company has:

[a] completed a private placement of 2,400,000 units at $0.25 per unit for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.35 expiring March 8, 2004.

The Company paid finder' s fees of $43,125 and 345,000 units. Each finder's unit is exercisable into one unit of the Company for one year at an exercise price of $0.25 per unit. The finder's units have the same terms and conditions as the private placement units.

[b] signed a formal agreement on February 14, 2003 with regards to the Zulema-Batatazo Prospect, Chile. Pathfinder Resources Ltd. has completed a due diligence study of this property and has issued 100,000 common shares and paid the remaining US$37,500 to the Company in order to maintain its option to earn a 70% interest in the property.

8. SUBSEQUENT EVENTS (continued)

[c] paid US$25,000 to keep the Tabaco copper gold silver property option in good standing.

[d] negotiated a non-brokered private placement to raise $3,100,000 consisting of 5,000,000 units at $0.62 per unit. Each unit will contain one share and one-half warrant exercisable at $0.77 per share for a period of one year.

INTERNATIONAL PBX VENTURES LTD

FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2002

SCHEDULE B: Supplementary information

1 (a) Non-arms's length expenditures for the year:

Administration fees	$ 15,000
Field and Project management fees	19,800
	$ 34,800

(b) Included in investor relations for the year

Investor Relations	$ 32,833
	$ 32,833

2 (a) There were no common shares issued during the quarter
(b) There were no options granted during the quarter

3 (a) Authorized Capital:
100,000,000 common shares without par value
100,000,000 Class A preference shares, $1.00 par value
100,000,000 Class B preference shares, $5.00 par value
Issued: 18,913,406

(b) See notes 5(a) and (b) to the audited financial statements.

(c) Directors as at December 3lst, 2002

Gary Medford
Verna Wilson
Terence Walker

(e) Officers of the Company as at December 3lst,2002

Terence Walker, President
Monika Hilson, Secretary

SCHEDULE 'C': Management discussion

Because of the poor resource market the year 2002 has been a difficult one for International PBX Ventures Ltd. However, in spite of the difficulties we have had raising money for our various ventures we have, nonetheless, made great headway in acquiring a highly prospective group of properties.

In January we acquired a diamond property near Otish Mountain in Quebec. We then acquired by staking a copper, gold silver 3300 hectare property near Vallenar, in Chile, (the Sierra Pintada). In July we acquired, by option to purchase, a four claim copper, gold, silver, exploitation concession, also near Vallenar, in Chile,(the Tabaco). And finally, in September, we added to our portfolio one more 3600 hectare copper, gold, property (the Zulema) in the Copiapo area in Chile, by way of an option to purchase.

All of the acquisition details as to cost of each acquisition are outlined in the attached financials.

Financing of the company has been accomplished through a private placement in October of 2001, closed in January 2002, the exercise of 40,000 warrants at $0.13 per share and a further private placement in July 2002 of 1,500,000 units at $0.10 per share and 10/12.5 for two year warrants.

In May 2002 we gave an option on eight of the Tierra de Oro concessions that we own to a private party with the understanding that this option would be taken up by a public company. This has not yet happened and the property was taken back by us. Payment on the option of $30,354 has been received .The company has also received $15,000 US on the Aldershot option which is still in good standing.

Two Crown Granted silver claims owned by the Company in the Kokanee area of BC were expropriated by the Crown for the Parks Board and the sum of $10,000 has been received in full payment.

In September, 1,740,000 stock options were granted to directors and employees of the company at $0.10 per share, for a period of two years.

In December the Company contracted for an IP survey of the Tabaco property acquired in July with excellent results. Road work to the property has been completed and a small I.P. program is underway at this time in preparation for a drilling program in April.

Investor Relations services are provided to the Company by Procan Investor Relations. There were no variations in operating results in the fiscal year.

Subsequent to the year-end, in March 2003, we arranged for, and completed, a 2,400 000 unit private placement, at $0.25 per unit to raise $600,000. Each unit consisted of one warrant exercisable within one year at $0.35 per share. All shares and warrants are subject to a four month hold. Finders fees of $43,125 were paid to Pacific International Securities along with 345,000 broker units at a price of $0.25 per unit being 15% of the units placed. Each Unit consists of one common share and one non-transferable warrant which is exercisable within one year at $0.35 per share.

On March 7, 2003, the Company announced a second private placement of 5,000,000 units to raise $3,100,000 at $0.62 per unit. Each unit comprises one share priced at $0.62 and one-half share purchase warrant at $0.77 for a period of one year. This placement has not yet been closed.

In January 2003 we optioned one of our property acquisitions, the Zulema property, to Pathfinder Resources Ltd., a TSX listed Company, See 8(b) of the attached financials for details

As mentioned earlier in this discussion we expect drilling of our Tabaco property to start about the middle of April. News releases will be issued as assay results are received by the Company. We are looking forward to a very exciting period of activity for the Company, and its shareholders.

BY ORDER OF THE BOARD

Gary Medford, Ph.D, P.Geo.
Director